Financial Statements Prepared by Online Portal Inc. for 2016

Items	Dollar Amount
Income	$0.00
Cost	$0.00
Taxable Income	$0.00
Tax	$0.00

Notes:

(1)   Based on the Regulation Crowdfunding, a company should disclose income and tax from its federal income tax returns if the target funding request is $100,000 or less. However, because Online Portal, Inc. was incorporated in August 2016, the company has not filed federal tax returns yet. The financial statements shown above reflect this fact.

(2)   I, Patrick Noel, certify the information presented above is accurate and true.

Signature: _____

Title: _____

Date: _____ _____